October 23, 2009

Mr. Larry Spirgel, Assistant Director

Mr. Robert Littlepage, Accountant Branch Chief

Mr. Joe Cascarano, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

BY COURIER AND FILED VIA EDGAR

Re:	Hutchison Telecommunications International Limited

Form 20-F for the fiscal year ended December 31, 2007

Filed May 9, 2008

File No. 001-32309

Dear Mr. Spirgel, Mr. Littlepage and Mr. Cascarano,

We refer to the comments raised by the Staff of the United States Securities and Exchange Commission (the “Commission”) during the conference call on September 17, 2009 between the Staff and us in relation to the annual report on Form 20-F for the fiscal year ended December 31, 2007 (the “2007 Form 20-F”) filed by Hutchison Telecommunications International Limited (the “Company”) on May 9, 2008.

At the end of that call, we agreed to expand on certain of our responses to the Staff’s comments in writing. The comments of the Staff are set out in bold below and followed by our response. Unless otherwise defined herein, capitalized terms used in this letter have the same meaning assigned to those terms in the 2007 Form 20-F. The Company has not amended the 2007 Form 20-F in connection with the Staff’s comments.

1.	(a)	In reference to the Company’s response to comment 1(c) in the Company’s letter dated August 14, 2009, please explain whether or not the reasons that caused the Company to select a Chinese network vendor are unique to the Company.

	(b)	Please provide us with details of additional costs that the Company will incur if its selected network vendor fails to deliver the network build-out according to the specifications and timeline specified in the network procurement contract.

(a) As noted on page 2 of our letter of August 14, 2009, an operator will consider a number of considerations in addition to price in selecting a network vendor. While the Company cannot say with certainty how other operators select their network vendors, we would expect that the list of considerations outlined in that letter would be common to other participants in the market. We do not, however, know how other market participants weigh these factors in making their selections, but we believe they would have weighed the factors somewhat differently from us because of our relative positions in the market – as a new entrant to the market, HCPT’s

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priorities and strategies are different. We do know that Chinese network vendors were already supplying some other telecommunications service operators in Indonesia, but the Chinese network vendors were newcomers to the market at that time and the contracts that had been awarded to them were small and straightforward compared to those being awarded to incumbent suppliers.

*

(b)        *

2.	Please explain to us, in detail, the basis for your conclusion that the lease of the towers should be treated as an operating lease. This explanation should be made with reference to the significant terms and substance of the tower lease transaction with Protelindo and the guidance in paragraph 10 of IAS 17. In addition, please provide your assessment of whether the purchase option price under the Master Lease Agreement is sufficiently lower than the fair value of the towers at the date the option can be exercised for it to be reasonably certain, at the inception of the lease, that the option will be exercised under paragraph 10(b). This assessment should include a comparison of the purchase option exercise price and the unguaranteed residual value of the leased asset at the time the option becomes exercisable (that is, at the end of year 12), as indicated in the Appendix to the Company’s response letter dated August 14, 2009.

In respect of paragraph 10 of IAS 17, our conclusion that the lease of the towers should be treated as an operating lease is supported primarily by an analysis of the allocation of the finance and operational risks under the lease:

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Transfer of finance risk – as set out on pages 9 to 15 of our letter of October 10, 2008, none of the indicators in paragraphs 10 and 11 of IAS 17, which individually or in combination would normally lead to a lease being classified as a finance lease, exist.

*	Refers to material omitted pursuant to a request for confidential treatment. This material has been filed separately with the Securities and Exchange Commission.

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Transfer of operational risk – as set out on page 9 of our letter dated October 10, 2008, the risks and associated costs relating to the provision of the towers, including the slots that HCPT leases back from Protelindo, are borne by Protelindo. These risks and costs cover a wide range of items, including site readiness, site access and management, tower upgrade and renovation, and insurance costs.

In addition to this analysis of the finance and operational risks, the Company’s classification of the tower lease as an operating lease is strongly supported by the substance of the transaction in light of HCPT’s change in strategy – publicly announced in 2007 – to shift its reliance from building its own towers to leasing towers from other telecom operators and from tower owners. In this change in strategy, HCPT’s choice to lease the towers is an operational one (one impact of which is to remove the need for having its own people, hardware and software to manage the towers), rather than a financial choice. Accordingly, we believe that the arrangement is properly classified as operating lease.

In terms of the analysis of the tower purchase option under paragraph 10(b), the Company does not believe that it is reasonably certain, as of the inception of the lease, that HCPT will exercise the purchase option. Stated more plainly, the Company does not see it as reasonably certain that the option price will represent a bargain at the end of year 12. The Company believes the primary reason for the uncertainty on this question is the uncertainty of the tower market twelve years into the lease period. As we noted on page 3 of our letter of May 7, 2009, the Indonesian tower market is expected to undergo substantial change, and there may well be an oversupply of towers at that time due to likely operator consolidation. We also note that the value of the towers will be strongly influenced by the price of steel (the main construction material for towers), which is volatile. Both of these factors could cause the actual value of the towers to vary significantly from the Company’s fair value estimate, so that there is little certainty that the option price will be a bargain.

In addition to these factors that should be considered in evaluating the standard in paragraph 10(b), we also note the following reasons that make it far from certain that the Company will exercise the option:

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Incremental costs – The real cost to HCPT of exercising the option would not be limited to the option price itself. Given HCPT’s strategy of leasing rather than building and managing its own towers, if it were to exercise the option, HCPT would have to make substantial investments in people, hardware and software to manage the towers. As many years would have passed since HCPT has been managing its own towers, starting up again would not be a simple process, and the costs of doing so need to be considered when evaluating the actual cost to HCPT of exercising the option.

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Business strategy – Purchasing the towers back from Protelindo would run against HCPT’s business strategy of outsourcing as much of its operations as possible so that its management can focus on critical business functions such as distribution, network development, brand management, sales and marketing and tariffing.

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Cash outlay – One of the benefits of the sale and leaseback transaction was that it frees up cash for the business and reduces cash flow pressure in the early stages of HCPT’s entry into the Indonesian mobile telecommunications business. HCPT may not be in the position to pay the cost of the option exercise – and may not want to bear the cost of financing it.

Because of these factors, the Company believes that the lease of the towers should be classified as an operating lease.

In connection with responding to the Staff’s comments, the Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our response. We would very much like to resolve the Staff’s comments at the earliest opportunity and, therefore respectfully request that the Staff advise us as promptly as possible about arranging a teleconference or if you require any additional information from us. Please contact Mr. Nicky Lee, Corporate Financial Controller, by telephone at (852) 2128 3163 or fax at (852) 2827 1393 if you have any questions regarding the matters addressed in this letter or require any additional information.

Very truly yours,

/s/ Christopher J. Foll
Christopher J. Foll
Chief Financial Officer

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